Exhibit 99.1

Spreadtrum Communications, Inc. Announces
First Quarter 2012 Financial Results

SHANGHAI, May 3, 2012 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the first quarter ended March 31, 2012.

FIRST QUARTER 2012 FINANCIAL SUMMARY:

–	Total revenue decreased 16.2% quarter-over-quarter and increased 17.5% year-over-year to US$161.1 million, exceeding the midpoint of the Company’s previously guided range of US$158 - US$163 million.

–	Gross profit was US$61.3 million compared to US$78.4 million in the previous quarter and US$57.9 million in 1Q11. Gross margin was 38.0% compared to 40.8% in the previous quarter and 42.2% in 1Q11.

–	Cash flows from operations were US$21.0 million, compared with US$30.7 million in the previous quarter and US$26.7 million in 1Q11.

–	GAAP net income was US$24.3 million, compared with US$35.2 million in the previous quarter and US$27.5 million in 1Q11.

–	GAAP net income per basic and diluted ADS was US$0.53 and US$0.47, respectively, a decrease from US$0.75 and US$0.66 per basic and diluted ADS, respectively, in 4Q11 and US$0.57 and US$0.50 per basic and diluted ADS, respectively, in 1Q11.

–	Non-GAAP net income was US$29.3 million, compared to US$41.5 million in 4Q11 and US$30.4 million in 1Q11. Non-GAAP net income per diluted ADS was US$0.57, a decrease from US$0.78 per diluted ADS in 4Q11 and an increase from US$0.55 per diluted ADS in 1Q11.

BUSINESS HIGHLIGHTS:

•	Secured more than 200 Android 2.3/4.0 smartphone design wins, including with global first tier OEMs, for our 1GHz TD-SCDMA (SC8810) and 1GHz EDGE/WiFi (SC6820) smartphone chipsets;

•	Secured more than twenty-five additional premium smartphone design wins with our TD-SCDMA baseband modems, mostly with first tier customers in China and globally;

•	Introduced the industry’s first 2.5G baseband designed with 40 nanometer CMOS silicon (SC6530);

•	Introduced our 40nm single-chip multimode TD-LTE baseband modem (SC9610) and completed China Mobile indoor and outdoor testing, qualifying the part for field trials.

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, “During the first quarter, we laid a strong foundation for 2012 growth in smartphones with more than 200 design wins for our 1GHz TD-SCDMA and 1GHz EDGE/Wifi smartphone chipsets. Our smartphone platform is now commercially available and we expect to ship more than one million units in the second quarter. Our customers are targeting a $50-100 retail segment through both China Mobile and open market channels. In addition, we secured a significant number of design wins in the premium smartphone segment for our TD-SCDMA basebands. In TD-SCDMA, we expect the overall market for both feature phones and smartphones to grow to approximately 80-90 million units, with the majority of shipments in the second half of the year.

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Exhibit 99.1

“In the 2.5G segment, we introduced the industry’s first 40nm based 2.5G baseband in the industry, the SC6530, and are now beginning to ramp shipments. During the first quarter we grew volume in the mid- to high-end feature phone segment and secured new design wins with first tier global OEMs that will serve as a foundation for continuing volume increase in the second half. Price competition caused margin pressure as expected.

“Looking ahead to 2Q12, we expect revenue to be in the range of US$170 million to US$175 million, a sequential and year-over-year increase of 6% to 9%, with a gross margin of approximately 37%.”

Further commenting on the 1Q12 financial results, Shannon Gao, Spreadtrum’s CFO added, “Our operating expenses decreased from the prior quarter due to lower R&D expenses relating to our WCDMA program and a higher offset from recognized government subsidies. We expect our operating expenses as a percentage of revenue to go up slightly in Q2 as we continue to invest in new product development. In the first quarter, we made a US$10 million equity investment in handset brand Micromax, which is the third largest handset brand in India. With this investment and joint R&D, we will ensure that our products are closely aligned with the needs of local consumers as well as with the brands that are poised for continuing market share gains. During the quarter, we continued to return capital to shareholders, declaring our fourth quarterly cash dividend of US$0.10 per ADS which was distributed on April 25, 2012.”

FIRST QUARTER 2012 FINANCIAL REVIEW:

Revenue

Revenue in 1Q12 totaled US$161.1 million, down from US$192.2 million in 4Q11 and up from US$137.1 million in 1Q11.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors recognized as revenue in 1Q12 increased 16.4% sequentially and 39.1% year-over-year. Sales volume of 3G bundle semiconductors recognized as revenue in 1Q12 decreased 37.6% sequentially and increased 104.8% year-over-year.

The average selling price per unit of 2G/2.5G bundle semiconductors in 1Q12 decreased 6.0% sequentially and 21.4% year-over-year. The average selling price per unit of 3G bundle semiconductors in 1Q12 decreased 10.1% sequentially and 12.7% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$61.3 million, down 21.8% from US$78.4 million in 4Q11 and up 5.9% from US$57.9 million in 1Q11. Gross margin for the quarter was 38.0%, down from 40.8% in 4Q11 and 42.2% in 1Q11. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 38.1%, down from 40.9% in 4Q11 and 42.3% in 1Q11.

Cost of revenue in 1Q12 totaled US$99.8 million, a decrease of 12.3% from the previous quarter and up 26.1% from 1Q11.

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Exhibit 99.1

Operating Expense and Margin

The Company’s operating margin for the quarter was 16.1%, compared to 17.8% in the previous quarter and 20.9% in 1Q11, and the sequential and year-over-year decrease was primarily due to a lower gross margin. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 19.2% in 1Q12, compared to 21.1% in 4Q11 and 23.0% in 1Q11.

Total operating expenses in 1Q12, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$35.4 million, representing a decrease from US$44.1 million in 4Q11 and an increase from US$29.2 million in 1Q11.

R&D expenses decreased 24.7% sequentially and increased 18.7% year-over-year to US$28.4 million in 1Q12. The sequential decrease in R&D expenses was primarily due to a decrease in engineering expenses related to the development of new products and stock-based compensation as well as an increase in recognized R&D subsidies. The year-over-year increase in R&D expenses was primarily due to an increase in employee compensation expenses including share-based compensation partially related to the consolidation of MobilePeak starting from end of 3Q11 and depreciation and amortization expenses.

SG&A expenses increased 8.8% sequentially and 32.4% year-over-year to US$7.0 million in 1Q12. The sequential and year-over-year increase in SG&A expenses were primarily due to an increase in employee compensation expenses including share-based compensation.

Non-Operating Income

In 1Q12, the Company recorded interest income of US$2.2 million, up from US$2.1 million in the previous quarter and up from US$1.3 million in 1Q11. The year-over-year increase was due to investment of a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 1Q12 was US$1.4 million, up from US$1.3 million in the previous quarter and up from US$0.7 million in 1Q11. Year-over-year increase in interest expenses was due to increase in both short-term loans and interest rates. Other income (net) in 1Q12 was US$0.6 million, compared to US$2.0 million in 4Q11 and US$1.7 million in 1Q11. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$24.3 million in 1Q12, compared to US$35.2 million in 4Q11 and US$27.5 million in 1Q11. The sequential decrease in net income was primarily due to the decrease in gross profit, which was partially offset by the decrease in operating expenses. Net margin was 15.1%, down from 18.3% in 4Q11 and 20.1% in 1Q11. Basic and diluted income per ADS were US$0.53 and US$0.47, respectively, in 1Q12, compared to US$0.75 and US$0.66, respectively, in 4Q11, and US$0.57 and US$0.50, respectively, in 1Q11.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 4Q11 was US$29.3 million, down from a non-GAAP net income of US$41.5 million in 4Q11 and US$30.4 million in 1Q11. Diluted non-GAAP net income per ADS in 1Q12 was US$0.57, compared with US$0.78 per ADS in the prior quarter and US$0.55 per diluted ADS in 1Q11.

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Exhibit 99.1

Balance Sheet and Cash Flow

As of March 31, 2012, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$233.1 million, compared to US$265.7 million as of December 31, 2011. The total balance of restricted cash pledged to banks for short-term loans was US$70.0 million, compared with $69.9 million as of December 31, 2011. In 1Q12, the Company generated US$21.0 million in cash from operating activities and used $3.1 million in cash on property and equipment as well as US$2.1 million on intangible asset. In 1Q12, the Company also used US$10.7 million on equity investments. In 1Q12, the Company used US$31.0 million in cash to repurchase its outstanding shares and US$4.6 million to pay a quarterly dividend.

Accounts receivable decreased by US$3.4 million from US$10.7 million as of December 31, 2011 to US$7.3 million as of March 31, 2012. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, decreased sequentially from 6 days to 5 days. Inventory as of March 31, 2012 was US$62.9 million, a decrease of US$30.3 million from December 31, 2011. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, decreased from 77 days in 4Q11 to 71 days in 1Q12. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$64.7 million as of December 31, 2011 to US$55.8 million as of March 31, 2012. Total assets as of March 31, 2012 were US$628.2 million, down US$52.9 million from US$681.1 million as of December 31, 2011. The decrease in total assets was primarily attributable to US$31.7 million decrease in term deposit with maturity dates over 90 days, US$30.3 million decrease in inventory, US$8.9 million decrease in deferred cost and US$3.4 million decrease in accounts receivable, partially offset by US$10.4 million increase in equity investment, US$4.8 million increase in prepaid expenses and other current assets and US$4.5 million increase in property and equipment.

Current liabilities decreased from US$355.4 million as of December 31, 2011 to US$309.3 million as of March 31, 2012, primarily due to the decrease of US$28.8 million in advance from customers, US$11.6 million in accrued expenses and other current liabilities and US$8.3 million in accounts payable. Long-term liabilities as of March 31, 2012 were US$12.2 million, compared to US$12.7 million as of December 31, 2011.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the second quarter of 2012 to be in the range of US$170 million – US$175 million with a gross margin of approximately 37%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Thursday, May 3, 2012, which is 9:00 am (Hong Kong) on Friday, May 4, 2012 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International	+1 718 354 1231
▶ Hong Kong	+852 2475 0994
▶ Singapore	+65 672 39381
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

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Exhibit 99.1

A telephone replay will be available shortly after the call until May 10, 2012 at (US Toll / International) +1 718 354 1232, passcode: 73034225.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31	December 31	March 31	1Q12 change from
	2011	2011	2012	4Q11	1Q11

Revenue	137,072	192,224	161,114	-16.2%	17.5%
Cost of revenue	79,170	113,852	99,821	-12.3%	26.1%

Gross profit	57,902	78,372	61,293	-21.8%	5.9%

Operating expenses
Research & development	23,949	37,746	28,422	-24.7%	18.7%
Selling, general and administrative	5,258	6,399	6,960	8.8%	32.4%
Total operating expenses	29,207	44,145	35,382	-19.9%	21.1%

Operating income	28,695	34,227	25,911	-24.3%	-9.7%

Non-operating income (expense)
Interest income	1,279	2,089	2,230	6.7%	74.4%
Interest expense	(699)	(1,253)	(1,404)	12.1%	100.9%
Other income, net	1,713	2,034	636	-68.7%	-62.9%
Total non-operating income	2,293	2,870	1,462	-49.1%	-36.2%
Income before income tax and equity in loss of affiliates	30,988	37,097	27,373	-26.2%	-11.7%

Income tax expense	(3,437)	(2,298)	(3,367)	46.5%	-2.0%
Equity in loss of affiliates, net of taxes	(14)	(55)	(55)	-	292.9%

Net income	27,537	34,744	23,951	-31.1%	-13.0%

Net loss attributable to non-controlling interest	-	432	305	-29.4%	-
Net income attributable to Spreadtrum Communications, Inc.	27,537	35,176	24,256	-31.0%	-11.9%
Income per ADS, basic	0.57	0.75	0.53
Income per ADS, diluted	0.50	0.66	0.47

Margin analysis:
Gross margin	42.2%	40.8%	38.0%
Operating margin	20.9%	17.8%	16.1%
Net margin	20.1%	18.3%	15.1%

Weighted average ADS equivalent: [1]
Basic	48,470,404	46,943,520	45,945,184
Diluted	55,194,680	53,460,397	51,108,873
ADS equivalent outstanding at end of period	48,629,697	46,994,086	46,028,101

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	March 31,	December 31,	March 31,
	2011	2011	2012
ASSETS
Current assets
Cash and cash equivalents	97,885	193,215	192,308
Restricted cash	38,074	69,907	70,047
Short-term deposit	106,501	72,495	40,825
Accounts receivable, net	742	10,707	7,270
Inventories [2]	114,329	93,222	62,907
Deferred cost [2]	83,207	64,690	55,830
Deferred tax assets	1,687	2,913	2,917
Prepaid expenses and other current assets	20,666	14,335	19,114
Total current assets	463,091	521,484	451,218

Property and equipment, net	30,385	41,527	46,009
Acquired intangible assets, net	36,410	58,370	59,929
Equity investment	9,761	13,494	23,934
Deferred tax assets	798	820	820
Goodwill	2,000	36,208	36,208
Long-term deposits	45,758	-	-
Indemnification assets	-	5,567	5,567
Other long-term assets	578	3,587	4,560
Total assets	588,781	681,057	628,245

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	-	111,626	111,740
Accounts payable	122,115	66,092	57,817
Advances from customers	120,968	91,858	63,047
Income tax payable	16,489	19,137	21,610
Accrued expenses and other current liabilities	47,105	66,655	55,073
Total current liabilities	306,677	355,368	309,287
Long-term loan	45,758	-	-
Other long-term obligations	5,278	5,532	5,048
Long-term tax liabilities	-	5,567	5,567
Deferred tax liabilities	-	1,612	1,612
Total long term liabilities	51,036	12,711	12,227
Total liabilities	357,713	368,079	321,514

Non-controlling shareholder interest	-	2,065	1,760
Shareholders' equity	231,068	310,913	304,971
Total liabilities and shareholders' equity	588,781	681,057	628,245

[2] Certain reclassifications have been made to all periods presented in the condensed consolidated balance sheets to conform to the current period presentation. Such reclassifications had no effect on previously reported results of operations or stockholder’s equity.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	March 31,	December 31,	March 31,
	2011	2011	2012

Cost of revenue	79,170	113,852	99,821
Adjustment for share-based compensation	(118)	(171)	(158)
Cost of revenue (non-GAAP)	79,052	113,681	99,663
Operating income	28,695	34,227	25,911
Adjustment for share-based compensation within: Cost of revenue	118	171	158
Research and development	1,943	4,786	3,519
Selling, general, and administrative	770	1,367	1,345
Operating income (non-GAAP)	31,526	40,551	30,933
Net income	27,537	35,176	24,256
Adjustment for share-based compensation within: Cost of revenue	118	171	158
Research and development	1,943	4,786	3,519
Selling, general, and administrative	770	1,367	1,345
Net income (non-GAAP)*	30,368	41,500	29,278
Net income per ADS, diluted	0.50	0.66	0.47
Adjustment for share-based compensation	0.05	0.12	0.10
Net income per ADS, diluted (non-GAAP)*	0.55	0.78	0.57
Gross margin	42.2%	40.8%	38.0%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	42.3%	40.9%	38.1%
Operating margin	20.9%	17.8%	16.1%
Adjustment for share-based compensation	2.1%	3.3%	3.1%
Operating margin (non-GAAP)*	23.0%	21.1%	19.2%
Net margin	20.1%	18.3%	15.1%
Adjustment for share-based compensation	2.1%	3.3%	3.1%
Net margin (non-GAAP)*	22.2%	21.6%	18.2%
Operating expenses	29,207	44,145	35,382
Adjustment for share-based compensation:
Research and development	(1,943)	(4,786)	(3,519)
Selling, general and administrative	(770)	(1,367)	(1,345)
Operating expenses (non-GAAP)	26,494	37,992	30,518

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s 2012 growth in smartphones; the Company’s expectations with respect to shipping more than one million units of its smartphone platforms in the second quarter; the Company’s expectations with respect to the overall TD-SCDMA market for both feature phones and smartphones growing to approximately 80-90 million units, with the majority of shipments in the second half of the year; the Company’s continuing volume increase of the SC6530 in the second half; the Company's expectations with respect to revenue in 2Q12 being in the range of US$170 million - US$175 million with a gross margin of approximately 37%; the Company’s expectations with respect to its operating expenses as a percentage of revenue going up slightly in Q2 as the Company continues to invest in new product development; and the Company’s belief in its products being aligned with the needs of local consumers as well as with the brands that are poised for continuing market share gains. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; market acceptance of the Company’s smartphone chipsets and 40nm 2.5G chipsets; the pace of commercial deployment of TD-LTE technology; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations
Tel:	+1-650-308-8148
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

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